Exhibit 99.2

EXECUTION VERSION

JEFFERIES GROUP, INC.
520 Madison Avenue
New York, New York 10022

November 7, 2011

COMMITMENT LETTER

Landry’s, Inc.
1510 West Loop South
Houston, Texas 77027

Attention: Tilman J. Fertitta, Chief Executive Officer

Re:           McCormick & Schmick’s Seafood Restaurants, Inc.

Ladies and Gentlemen:

You have advised Jefferies Group, Inc. (“we” or “us”) that Landry’s, Inc., a Delaware corporation (the “Company”), intends to acquire (the “Acquisition”) all of the issued and outstanding shares (the “Shares”) of common stock of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Target”).  The Acquisition is expected to be completed through a tender offer (the “Tender Offer”) followed by a short-form merger the (“Merger”).  Capitalized terms used but not defined herein and defined in any exhibit hereto have the meanings assigned to them in such exhibit.

You have advised us that the total purchase price for the Acquisition, including related fees and expenses, will be approximately $138.0 million (the “Purchase Price”), which will be financed with:

(i)            the proceeds of the incurrence of $50.0 million in principal amount of incremental term loans (the “Term Loans”) under that certain Third Amended and Restated Credit Agreement, by and among Landry’s, Inc. (formerly Landry’s Restaurants, Inc.), the lenders signatory thereto, Wells Fargo Capital Finance, LLC, as agent,  and  Wells Fargo Capital Finance, LLC and Jefferies Finance LLC as co-lead arrangers, co-bookrunners and co-syndication agents, dated as of December 20, 2010 (as amended, restated, supplemented and otherwise modified from time to time prior to the date hereof, the “Existing Credit Agreement”), and

(ii)           the issuance and sale (the “Notes Offering” and together with the incurrence of the Term Loans, the “Debt Financing”) of the Company’s 11⅝% Senior Secured Notes due 2015 (the “Notes”), in a principal amount sufficient to generate net proceeds equal to the difference between the Purchase Price minus the net proceeds from the incurrence of the Term Loans, to be issued pursuant to that certain indenture, dated as of November 30, 2009, by and between the Company and Wilmington Trust Company FSB, as trustee (as amended, restated, supplemented and otherwise modified from time to time prior to the date hereof, the “Indenture”).

The incurrence of the Term Loans, the Notes Offering, the Acquisition, the Tender Offer, the Merger and the payment of all related fees, commissions and expenses are collectively referred to as the “Transactions.”  The closing date of the Transactions is referred to herein as the “Closing Date.”  As used in this Commitment Letter and the other Debt Financing Letters (as defined below), the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

1.            The Commitment.

We are pleased to inform you that we hereby commit, directly or through one or more of our affiliates, to provide the Term Loans and to purchase the Notes (the “Commitment”) in amounts sufficient to generate net proceeds in an amount equal to the Purchase Price.  The Commitment is on the terms and subject to the conditions set forth in (i) this letter (including the exhibits, schedules and annexes hereto, collectively, this “Commitment Letter”), (ii) the fee letter, dated as of the date hereof (the “Fee Letter”) between you and  us, and (iii) the engagement letter, dated as of the date hereof (including any exhibits, schedules and annexes thereto, collectively, the “Engagement Letter” and, together with this Commitment Letter and the Fee Letter, the “Debt Financing Letters”), between you and Jefferies & Company, Inc. (“Jefco”).  Notwithstanding anything to the contrary in any Debt Financing Letter, the terms of this Commitment Letter do not include the terms, conditions (other than conditions precedent), covenants, representations, warranties, default clauses and other provisions that (x) are contained in the Existing Credit Agreement and related loan documentation and the Indenture and the other existing documentation related to the Notes (collectively, the “Existing Debt Documents”) and (y) that will be contained in any additional definitive documents to be entered into in connection with the Debt Financing, which shall be prepared by our counsel and shall be satisfactory to us (the “New Debt Documents” and, together with the Existing Debt Documents, the “Definitive Debt Documents”); provided, that the Definitive Debt Documents shall not contain any conditions precedent other than those contained in this Commitment Letter.  Those matters that are not covered or made clear in the Debt Financing Letters are subject to mutual agreement of the parties hereto.  No party hereto has been authorized by us to make any oral or written statements or representations that are inconsistent with the Debt Financing Letters.

2.            Titles and Roles.  As consideration for the Commitment, you hereby agree that:

(a)           You hereby retain and will cause your respective affiliates to retain Jefco to act in the capacities and in connection with the matters set forth in the Engagement Letter.

(b)           You hereby retain and will cause your respective affiliates to retain us or our designee to act as the sole book-runner, sole arranger and sole syndication agent for you and your affiliates in connection with the syndication and issuance of the Term Loans.

(c)           No other titles shall be awarded and no compensation (other than that expressly contemplated by the Debt Financing Letters) shall be paid in connection with the Debt Financing.

Without limiting the foregoing, you shall not, and shall not permit any of your affiliates, directly or indirectly, to contact or use any other financial institution or other source of capital in connection with any financing referred to in this Section.

3.            Conditions Precedent.  Our Commitment is conditioned upon satisfaction of the conditions set forth in Exhibit A to this Commitment Letter.

4.            Syndication.

(a)           We reserve the right, at any time prior to or after execution of the Definitive Debt Documents, to syndicate all or part of our Commitment to third parties identified by us in consultation with you (collectively, including the proposed lenders of the Term Loans and the proposed purchasers of the Notes in the Notes Offering, the “Investors”).  Our Commitment shall be reduced dollar-for-dollar as and when corresponding commitments are received from any Investors; provided that no such reduction shall relieve us of our obligation, subject to the terms and conditions of the Debt Financing Letters, to fund on the Closing Date the portion of the Commitment so reduced to the extent any Investor fails to fund its Commitment on the Closing Date.  We will exclusively manage all aspects of any syndication in consultation with you, including decisions as to the selection of prospective Investors to be approached, when they will be approached, when their commitments will be accepted, which prospective Investors will participate, the allocation of the commitments among the Investors, and the amount and distribution of fees.  To assist us in our syndication efforts, you agree to prepare and provide promptly to us all information which we may reasonably request with respect to the Company, the Transactions, the other transactions contemplated hereby, and (to the extent publicly available or otherwise available to you) the Target, including such Projections (defined below) as we may reasonably request in connection with the syndication of the Commitment. Without limiting the foregoing, you agree to provide as promptly as practicable, but in no event later than 45 days following the end of each fiscal quarter, quarterly financial statements with respect to such quarter, prepared in accordance with generally accepted accounting principles in the United States, subject, in the case of unaudited financial statements only, to the absence of footnote disclosure and year-end adjustments.

(b)           We reserve the right to commence our syndication efforts and the Notes Offering  promptly upon execution of this Commitment Letter, and you agree to assist us actively (and, in all events, using your best efforts) in reducing our Commitment and in completing the syndication of the Term Loans and the Notes Offering.  Such assistance shall include:

(i)             using best efforts to ensure that our efforts benefit materially from your existing lending and investment banking relationships;

(ii)            direct contact between your senior management, representatives and advisors, on the one hand, and the senior management, representatives and advisors of the proposed Investors, on the other hand, and your using best efforts to cause direct contact between senior management, representatives and advisors of the Target, and the senior management, representatives and advisors of the proposed Investors, on the other hand;

(iii)           your assistance in the preparation of one or more confidential information memoranda (each, a “Confidential Information Memorandum”), an offering memorandum (the “Offering Memorandum”), and other marketing materials to be used in connection with the syndication of our Commitment and/or the Term Loans and the Notes Offering (together with all Confidential Information Memoranda and the Offering Memorandum, the “Materials”);

(iv)           the provision to us of copies of any due diligence reports or memoranda prepared at your direction or any of your affiliates by legal, accounting, tax or other third party advisors in connection with the Acquisition, subject to the delivery by us to you of customary non-disclosure and non-reliance agreements as shall be reasonably requested;

(v)           not less than 30 days prior to the Closing Date, the obtaining of ratings of the Notes, the Term Loans and the Company from each of Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”); and

(vi)          the hosting, with us, of meetings with prospective Investors at such times and in such places as we may reasonably request.

(c)           You agree, at our request, to assist in the preparation of a version of any Materials consisting exclusively of information and documentation that is either (i) publicly available or (ii) not material with respect to the Company and the Target or any of its securities for purposes of United States federal and state securities laws (such information and Materials, “Public Information”).  In addition, you agree that, unless specifically labeled “Private – Contains Non-Public Information,” no Materials disseminated to potential Investors in connection with the syndication of the Commitment, whether through an Internet website, electronically, in presentations, at meetings or otherwise, will contain any Material Non-Public Information (as defined below).  Any information and documentation that is not Public Information is referred to herein as “Material Non-Public Information.”  It is understood that in connection with your assistance described above, authorization letters will be included in any information package and presentation whereby you authorize the distribution of such information to prospective Investors, containing a representation by you to the Investors that the Public Information does not include any such Material Non-Public Information. You acknowledge and agree that the following documents contain and shall contain solely Public Information (unless you notify us promptly that any such document contains Material Non-Public Information): (i) the Materials; and (ii) administrative materials prepared by us for prospective Investors (including an investor meeting invitation, investor allocation, if any, and funding and closing memoranda).

(d)           Without limiting your obligations to assist with the syndication efforts as set forth herein, we agree that the completion of the syndication of the Term Loans and the Notes Offering shall not constitute conditions to our obligations to provide the Term Loans and purchase the Notes on or prior to the Closing Date.

(e)           You agree that all Materials and Information (as defined below) (including the Definitive Debt Documents and draft or final offering materials relating to contemporaneous or prior securities issuances by the Company) may be disseminated in accordance with our standard syndication practices (including through hard copy and via one or more internet sites (including an IntraLinks, SyndTrak or similar workspace), e-mail or other electronic transmissions).  Without limiting the foregoing, you authorize, and will use your best efforts to obtain contractual undertakings from the Target to authorize, the use of your and its logos in connection with any such dissemination.  You further agree that, at our expense, we may place advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of information on the Internet or worldwide web as we may choose, and circulate similar promotional materials, after the closing of the Transactions in the form of a “tombstone” or otherwise, containing information customarily included in such advertisements and materials, including (i) the names of the Company and its affiliates (or any of them), (ii) our and our affiliates’ titles and roles in connection with the Transactions, and (iii) the amount, type and closing date of such Transactions.

5.            Information.  You represent, warrant and covenant that:

(a)           all information (including the Materials, the “Information”) that has been or will be made available to us by or on behalf of you or the Target or any of your or its respective representatives is or will be, when furnished, taken as a whole, complete and correct in all material respects;

(b)           none of the Information shall, when furnished or on the Closing Date, taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made;

(c)           the Offering Memorandum, as of its date and as of the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made; and

(d)           all projections and other forward-looking information that have been or will be made available to us by or on behalf of you or the Target or any of your or its respective representatives (collectively, the “Projections”) have been or will be prepared in good faith based upon (i) accounting principles consistent with the most recent historical audited financial statements of you or the Target, as the case may be, and (ii) assumptions that are reasonable at the time made and at the time the related Projections are made available to us (it being recognized that such Projections are not to be viewed as facts and that actual results during the periods covered by the Projections may differ from the projected results, and such differences may be material).

You agree that, if at any time any of the representations and warranties in the preceding sentence would be incorrect if the Information or Projections were then being furnished and such representations and warranties were then being made, you shall, at such time, supplement promptly such Information and/or Projections, as the case may be, in order that such representations and warranties will be correct under those circumstances.

You shall be solely responsible for Information, including the contents of all Materials.  We (i) will be relying on Information and data provided by or on behalf of you or the Target or any of your or its representatives or otherwise available from generally recognized public sources, without having independently verified the accuracy or completeness of the same, (ii) do not assume responsibility for the accuracy or completeness of any such Information and data and (iii) will not make an appraisal of your assets or liabilities or of the Target.  You shall (i) furnish us with all Information and data that we may reasonably request in connection with our activities on behalf of you and your affiliates and (ii) provide us full access, as reasonably requested, to your officers, directors, employees and professional advisors, and use best efforts to provide us full access, as reasonably requested, to those of the Target.

6.            Clear Market.  You agree that, from the date hereof until the completion of the syndication of the Term Loans and the Notes Offering, other than ordinary course revolver borrowings under your Existing Credit Agreement, you will not, and you will not permit any of your respective affiliates to, directly or indirectly, (i) syndicate, place, sell or issue, (ii) attempt or offer to syndicate, place, sell or issue, (iii) announce or authorize the announcement of the syndication, placement, sale or issuance of, or (iv) engage in discussions concerning the syndication, placement, offering, sale or issuance of, any debt facility, or debt, equity-linked or equity security of you, or any of your respective affiliates, without our prior written consent, which may be given or withheld in our sole discretion.

7.            Fees and Expenses.  As consideration for the Commitment and our other undertakings hereunder, you hereby agree to pay or cause to be paid to us and Jefco, for our and its own account, the fees, expenses and other amounts set forth in the Debt Financing Letters.

8.            Indemnification and Waivers.  As consideration for the Commitment and our other undertakings hereunder, you agree to the provisions with respect to indemnification, waivers and other matters contained in Annex A hereto, which is hereby incorporated by reference in this Commitment Letter.

9.            Confidentiality.  This Commitment Letter is delivered to you on the understanding that neither the existence of this Commitment Letter or any other Debt Financing Letter nor any of their terms or substance will be disclosed, directly or indirectly, to any other person or entity except (a) as required by applicable law or compulsory legal process (in which case, other than with respect to any required filing of this Commitment Letter in connection with the Acquisition, you agree to inform us promptly thereof and to cooperate with us in securing a protective order in respect thereof), (b) to your officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis and only in connection with the Transactions, (c) to rating agencies in connection with their review of the Notes Offering or the Company, (d) the information contained in this Commitment Letter (but not any other Debt Financing Letter) may be disclosed in any Confidential Information Memorandum or Offering Memorandum, and (e) this Commitment Letter (but not any other Debt Financing Letter) may be disclosed to the Target and their respective officers, directors, employees, attorneys, accountants and advisors, in each case on a confidential and need-to-know basis and only in connection with the Transactions.  Notwithstanding the foregoing, if the material terms of the Fee Letter are disclosed or are required to be disclosed to any other person or entity under any circumstances, our Commitment shall immediately and automatically terminate.

Notwithstanding anything herein to the contrary, you and we (and any of your and our respective employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by the Debt Financing Letters and all materials of any kind (including opinions or other tax analyses) that are provided to you or us relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to any Debt Financing Letter, and (ii) neither you nor we shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.  For this purpose, the tax treatment of the transactions contemplated by the Debt Financing Letters is the purported or claimed U.S. federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

10.           Conflicts of Interest.  You acknowledge and agree that:

(a)           we and/or our affiliates and subsidiaries (the “Jefferies Group”), in our and their respective capacities as principal or agent are involved in a wide range of commercial banking and investment banking activities globally (including investment advisory, asset management, research, securities issuance, trading, and brokerage) from which conflicting interests or duties may arise and, therefore, conflicts may arise between (i) our interests and duties hereunder and (ii) the duties or interests or other duties or interests of another member of the Jefferies Group;

(b)           we and any other member of the Jefferies Group may, at any time, (i) provide services to any other person, (ii) engage in any transaction (on our or its own account or otherwise) with respect to you or any member of the same group as you or (iii) act in relation to any matter for any other person whose interests may be adverse to you or any member of your group (a “Third Party”), and may retain for our or its own benefit any related remuneration or profit, notwithstanding that a conflict of interest exists or may arise and/or any member of the Jefferies Group is in possession or has come or comes into possession (whether before, during or after the consummation of the transactions contemplated hereunder) of information confidential to you; provided that such confidential information shall not be shared with, or used by, us or any other member of the Jefferies Group in performing services or providing advice to any Third Party.  You accept that permanent or ad hoc arrangements/information barriers may be used between and within our divisions or divisions of other members of the Jefferies Group for this purpose and that locating directors, officers or employees in separate workplaces is not necessary for such purpose;

(c)           information that is held elsewhere within us or the Jefferies Group, but of which none of the individual directors, officers or employees having primary responsibility for the consummation of the transactions contemplated by this Commitment Letter actually has knowledge (or can properly obtain knowledge without breach of internal procedures), shall not for any purpose be taken into account in determining our responsibilities to you hereunder;

(d)           neither we nor any other member of the Jefferies Group shall have any duty to disclose to you, or utilize for your benefit, any non-public information acquired in the course of providing services to any other person, engaging in any transaction (on our or its own account or otherwise) or otherwise carrying on our or its business;

(e)           (i) neither we nor any of our affiliates have assumed any advisory responsibility or any other obligation in favor of the Company or any of its affiliates except the obligations expressly provided for under the Debt Financing Letters, (ii) we and our affiliates, on the one hand, and the Company and its affiliates, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor does the Company or any of its affiliates rely on, any fiduciary duty on the part of us or any of our affiliates and (iii) we are (and are affiliated with) full service financial firms and as such may effect from time to time transactions for our own account or the account of customers, and hold long or short positions in debt, equity-linked or equity securities or loans of companies that may be the subject of the transactions contemplated by this Commitment Letter (and, in particular, we and any other member of the Jefferies Group may at any time hold debt or equity securities for our or its own account in the Company).  With respect to any securities and/or financial instruments so held by us, any of our affiliates or any of our respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of such rights, in its sole discretion. You hereby waive and release, to the fullest extent permitted by law, any claims you have, or may have, with respect to (i) any breach or alleged breach of fiduciary duty or (ii) any conflict of interest arising from such transactions, activities, investments or holdings, or arising from our failure or the failure of any of our affiliates to bring such transactions, activities, investments or holdings to your attention; and

(f)           neither we nor any of our affiliates are advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated by the Debt Financing Letters, and neither we nor our affiliates shall have responsibility or liability to you with respect thereto. Any review by us, or on our behalf, of the Company, the Transactions, the other transactions contemplated by the Debt Financing Letters or other matters relating to such transactions will be performed solely for our benefit and shall not be on behalf of you or any of your affiliates.

11.           Choice of Law; Jurisdiction; Waivers.  The Debt Financing Letters, and any claim, controversy or dispute arising under or related to the Debt Financing Letters, shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than sections 5-1401 and 5-1402 of the New York General Obligations Law).  To the fullest extent permitted by applicable law, you hereby irrevocably submit to the exclusive jurisdiction of any New York State court or federal court sitting in the County of New York and the Borough of Manhattan in respect of any claim, suit, action or proceeding arising out of or relating to the provisions of any Debt Financing Letter and irrevocably agree that all claims in respect of any such claim, suit, action or proceeding may be heard and determined in any such court and that service of process therein may be made by certified mail, postage prepaid, to your address set forth above.  You and we hereby waive, to the fullest extent permitted by applicable law, any objection that you or we may now or hereafter have to the laying of venue of any such claim, suit, action or proceeding brought in any such court, and any claim that any such claim, suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  You and we hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any claim, suit, action or proceeding arising out of or relating to the Debt Financing Letters, any of the Transactions or any of the other transactions contemplated hereby or thereby. In addition, you hereby waive, to the fullest extent permitted by applicable law, any right to seek specific performance against us or any of our affiliates with respect to any transaction contemplated hereby or under any other Debt Financing Letter.  The provisions of this Section 11 are intended to be effective upon the execution of this Commitment Letter without any further action by you, and the introduction of a true copy of this Commitment Letter into evidence shall be conclusive and final evidence as to such matters.

12.           Miscellaneous.

(a)           This Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.  Delivery of an executed signature page of this Commitment Letter by facsimile, PDF or other electronic transmission will be effective as delivery of a manually executed counterpart hereof.

(b)           You may not assign any of your rights, or be relieved of any of your obligations, under this Commitment Letter without our prior written consent, which may be given or withheld in our sole discretion (and any purported assignment without such consent, at our sole option, shall be null and void).  We may at any time and from time to time assign all or any portion of our Commitment hereunder to one or more of our affiliates or to one or more Investors, whereupon we shall be released from the portion of our Commitment hereunder so assigned; provided that such assignment shall not relieve us of our obligation, subject to the terms and conditions of the Debt Financing Letters, to fund on the Closing Date the portion of our Commitment so assigned  to the extent such assignee fails to fund such assigned Commitment on the Closing Date.  Any and all obligations of, and services to be provided by, us hereunder (including the Commitment) may be performed, and any and all of our rights hereunder may be exercised, by or through any of our affiliates or branches and we reserve the right to allocate, in whole or in part, to our affiliates or branches certain fees payable to us in such manner as we and our affiliates may agree in our and their sole discretion.  You further acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information relating to the Transactions, you, or the Target (and your and its respective affiliates), or any of the matters contemplated in the Debt Financing Letters.

(c)           This Commitment Letter has been and is made solely for the benefit of you, us and the indemnified persons (as defined in Annex A hereto) and your, our and their respective successors and assigns, and nothing in this Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Commitment Letter or your and our agreements contained herein.

(d)           The Debt Financing Letters set forth the entire understanding of the parties hereto as to the scope of the Commitment and our obligations hereunder and thereunder.  The Debt Financing Letters supersede all prior understandings and proposals, whether written or oral, between us and you relating to any financing or the transactions contemplated hereby and thereby.

(e)           You agree that we or any of our affiliates may disclose information about the Transactions to market data collectors and similar service providers to the financing community.

(f)           We hereby notify you that pursuant to the requirements of the USA PATRIOT Improvement and Reauthorization Act, Pub. L. 109-177 (signed into law March 9, 2006) (as amended from time to time, the “Patriot Act”), we and each Investor may be required to obtain, verify and record information that identifies the Company, which information includes the name, address, tax identification number and other information regarding the Company that will allow us or such Investor to identify the Company in accordance with the Patriot Act.  This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and each Investor. You agree that we shall be permitted to share any or all such information with the Investors.

13.           Amendment; Waiver.  This Commitment Letter may not be modified or amended except in a writing duly executed by the parties hereto.  No waiver by any party of any breach of, or any provision of, this Commitment Letter shall be deemed a waiver of any similar or any other breach or provision of this Commitment Letter at the same or any prior or subsequent time.  To be effective, a waiver must be set forth in writing signed by the waiving party and must specifically refer to this Commitment Letter and the breach or provision being waived.

14.           Surviving Provisions.  Notwithstanding anything to the contrary in this Commitment Letter: (i) Sections 7 to and including 15 hereof and this Section 14 shall survive the expiration or termination of this Commitment Letter, regardless of whether the Definitive Debt Documents have been executed and delivered or the Transactions consummated, and (ii) Sections 2 and 4 to and including 12 hereof shall survive execution and delivery of the Definitive Debt Documents and the consummation of the Transactions.

15.           Acceptance, Expiration and Termination.  Please indicate your acceptance of the terms of the Debt Financing Letters by returning to us executed counterparts of the Debt Financing Letters not later than 11:59 p.m., New York City time, on November 7, 2011 (the “Deadline”).  The Debt Financing Letters are conditioned upon your contemporaneous execution and delivery to us, and the contemporaneous receipt by us, of executed counterparts of each Debt Financing Letter on or prior to the Deadline. This Commitment Letter will expire at such time in the event that you have not returned such executed counterparts to us by such time.  Thereafter, except with respect to any provision that expressly survives pursuant to Section 14, this Commitment Letter (but not the other Debt Financing Letters) will terminate automatically on the earliest of (i) the date of termination or abandonment of the Acquisition, (ii) the closing of the Acquisition, (iii) the acceptance by the Target or any of its affiliates (or any of their respective equityholders) of an offer for all or any substantial part of the capital stock or property and assets of the Target (or any parent company thereof) other than as part of the Transactions, and (iv) 5:00 p.m., New York City time, on March 6, 2012.  Prior to such date, we may terminate this Commitment Letter if any event occurs or information becomes available that, in our judgment, results in or is likely to result in the failure to satisfy any condition precedent set forth or referred to in this Commitment Letter.

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

JEFFERIES GROUP, INC.

By:	/s/ Charles Hendrickson
	Name:	Charles Hendrickson
	Title:	Treasurer

Accepted and agreed to as of the
date first above written:

LANDRY’S, INC.

By:	/s/ Rick Liem
	Name:	Rick Liem
	Title:	EVP

ANNEX A TO COMMITMENT LETTER

INDEMNIFICATION AND WAIVER

Except as otherwise defined in this Annex A, capitalized terms used but not defined herein have the meanings assigned to them elsewhere in this Commitment Letter.

You hereby agree (i) to indemnify and hold harmless, us, the Investors in the Debt Financing and each of our and their respective affiliates and subsidiaries (including Jefferies Finance LLC and Jefferies & Company, Inc. (“Jefco”)) and each of the respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons of each of the foregoing (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities (collectively, “Losses”) to which any such indemnified person, directly or indirectly, may become subject arising out of, relating to, resulting from or otherwise in connection with the Debt Financing Letters, the Debt Financing, the use of the proceeds therefrom, the Transactions, any of the other transactions contemplated by the Debt Financing Letters, or any action, claim, suit, litigation, investigation, inquiry or proceeding (each, a “Claim”) directly or indirectly arising out of, relating to, resulting from or otherwise in connection with any of the foregoing (IN ALL CASES, WHETHER OR NOT CAUSED OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNIFIED PERSON), regardless of whether any indemnified person is a named party thereto or whether such Claim is brought by you, any of your affiliates or a third party and (ii) to reimburse each indemnified person upon demand at any time and from time to time for all out-of-pocket legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any Claim, directly or indirectly, arising out of, relating to, resulting from or otherwise in connection with any of the foregoing (including in connection with the enforcement of the indemnification obligations and waivers set forth in this Annex A); provided, however, that no indemnified person will be entitled to indemnity hereunder in respect of any Loss to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such Loss resulted solely and directly from the gross negligence or willful misconduct of such indemnified person.  In addition, in no event will any indemnified person be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings), whether, directly or indirectly, as a result of any failure to fund all or any portion of the Debt Financing or otherwise arising out of, relating to, resulting from or otherwise in connection with the Debt Financing or arising out of, relating to, resulting from or otherwise in connection with any Claim or otherwise.  In addition, no indemnified person will be liable for any damages arising from the use by unauthorized persons of Information, Projections or other Materials sent through electronic, telecommunications or other information transmission systems that are intercepted or otherwise obtained by such persons.

You shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Claim in which any indemnified person is or could be a party and as to which indemnification or contribution could have been sought by such indemnified person hereunder whether or not such indemnified person is a party to any Debt Financing Letter, unless (i) such indemnified person and each other indemnified person from which such indemnified person could have sought indemnification or contribution have given their prior written consent, which may be given or withheld in their sole discretion or (ii) the settlement, compromise, consent or termination includes an express unconditional release of all indemnified persons and their respective affiliates from all Losses, directly or indirectly, arising out of, relating to, resulting from or otherwise in connection with such Claim.

If for any reason (other than the gross negligence or willful misconduct of an indemnified person as provided above) the foregoing indemnity is unavailable to an indemnified person or insufficient to hold an indemnified person harmless, then you, to the fullest extent permitted by law, shall contribute to the amount paid or payable by such indemnified person as a result of such Losses in such proportion as is appropriate to reflect the relative benefits received by you, on the one hand, and by us, on the other hand, from the Transactions or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by you, on the one hand, and us, on the other hand, but also the relative fault of you, on the one hand, and us, on the other hand, as well as any relevant equitable considerations.  Notwithstanding the provisions hereof, the aggregate contribution of all indemnified persons to all Losses shall not exceed the amount of fees actually received by us and Jefco pursuant to the Fee Letter and the Engagement Letter.  For the purposes of this paragraph, it is hereby further agreed that (i) the relative benefits to you, on the one hand, and us, on the other hand, with respect to the Transactions shall be deemed to be in the same proportion as (x) the total value paid or received or contemplated to be paid or received by you, your equityholders and/or your or their respective affiliates, as the case may be, in the Transactions, whether or not the Transactions are consummated, bears to (y) the fees actually paid to us and Jefco under the Fee Letter and the Engagement Letter and (ii) the relative fault of you, on the one hand, and us, on the other hand, with respect to the Transactions shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by you, any of your affiliates and/or any of your or their respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons (collectively, the “Acquiror Group”) or by us, as well as your and our relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

In addition, you shall reimburse the indemnified persons for all expenses (including fees and expenses of internal and external counsel), as incurred, in connection with investigating, preparing, defending or settling any Claim for which indemnification or contribution may be sought by the indemnified person, whether or not any indemnified person is a named party thereto or whether such Claim is brought by you, any of your affiliates or a third party.  Without limiting the generality of the foregoing, if any of our or our affiliates’ personnel (including, for the purposes of this paragraph, any of our or their respective officers, directors, employees, agents, advisors or other representatives) appear as witnesses, are deposed or are otherwise involved in the defense of any Claim against any indemnified person, you or any of the Acquiror Group of any of the foregoing, you shall (i) pay us or our affiliate, as the case may be, (x) with respect to each day that one of our or our affiliate’s personnel appears as a witness or is deposed, a fee of $5,000 per day for each such person and/or (y) with respect to each day that one of our or our affiliate’s personnel is involved in the preparation for any such appearance, at a rate of $500 per hour of preparation (as reasonably determined by us) for each such person and (ii) reimburse us or our affiliate, as the case may be, for all expenses incurred by us or our affiliate, as the case may be, by reason of any of our or its personnel being, directly or indirectly, involved in any such Claim.

The indemnity, contribution and expense reimbursement obligations set forth herein (i) shall be in addition to any liability you may have to any indemnified person at law, in equity or otherwise, (ii) shall survive the expiration or termination of the Debt Financing Letters (notwithstanding any other provision of any Debt Financing Letter or the Definitive Debt Documents), (iii) shall apply to any modification, amendment, waiver or supplement of our and any of our affiliates’ commitment and/or engagement, (iv) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of us or any other indemnified person and (v) shall be binding on any successor or assign of you and the successors or assigns to any substantial portion of your business and assets.

EXHIBIT A TO COMMITMENT LETTER

CLOSING CONDITIONS

Capitalized terms used but not defined in this Exhibit A have the meanings assigned to them elsewhere in this Commitment Letter.  Our purchase of the Notes  is conditioned upon satisfaction of the conditions precedent contained in Section 3 of this Commitment Letter and those summarized below.  For purposes of this Exhibit A, references to “we”, “us” or “our” mean Jefferies Group, Inc., Jefco and their respective affiliates.

GENERAL CONDITIONS

1.           Transactions.  The Acquisition shall have been consummated substantially concurrently with the consummation of the Debt Financing in accordance with the Agreement and Plan of Merger, dated as of November 7, 2011 (as amended in accordance with the terms of this Commitment Letter, the “Agreement and Plan of Merger” and, together with the annexes, schedules, exhibits and attachments thereto, (the “Acquisition Documentation”), which shall be in form and substance satisfactory to us and shall not be amended, modified or waived by you without our consent.  The Term Loans shall be issued under the Existing Credit Agreement with the same terms (other than issue price) as the existing term loans under the Existing Credit Agreement (including as to interest rate, fees, payment dates, amortization, prepayments, covenants and events of default). The New Debt Documents shall be prepared by our counsel, shall be consistent with the Debt Financing Letters and the Existing Debt Documents (to the extent applicable) and shall have been executed and delivered by the Borrower and the Guarantors (each as defined in the Existing Credit Agreement or the Indenture, as applicable) under the Existing Credit Agreement and the Indenture, as applicable, and shall otherwise be in form and substance reasonably satisfactory to us.  The Existing Debt Documents shall not be amended, amended and restated, supplemented, waived or otherwise modified after the date hereof without our prior written consent.

2.           Consents and Approvals.  All governmental, regulatory, shareholder and third-party approvals and consents necessary in connection with the Transactions shall have been obtained and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken by any applicable authority that could reasonably be expected to restrain, prevent or otherwise impose adverse conditions on any of the Transactions.

3.           Litigation, Etc.  There shall not exist any claim, action, suit, investigation, litigation or proceeding pending or threatened by or before any court, or any governmental, administrative or regulatory agency or authority, domestic or foreign, that, in our opinion, (a) has had or could reasonably be expected to have, either individually or in the aggregate, a material adverse effect on any of the Transactions or any of the other transactions contemplated by the Debt Financing Letters, (b) has had or could reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the ability of the Company to perform its obligations under the Definitive Debt Documents or (c) has had or could reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the rights and remedies of the Investors (or a trustee, agent or other representative on their behalf) under the Definitive Debt Documents.

Exhibit A-1

4.          No Material Adverse Change.  There shall not be any change, circumstance, effect, event, occurrence or development (each a “Change”, and collectively, “Changes”) that, individually or taken together with all other Changes, has had or would reasonably be expected to have a material adverse effect on (a) the business, financial condition, assets, liabilities or results of operations of the Target and its subsidiaries, taken as a whole; provided, however, that none of the following shall either alone or in combination be deemed to be or constitute, or be taken into account when determining whether there has been, or is reasonably expected to be, a “Target Material Adverse Effect”: (i) general economic conditions (or changes in such conditions) in the United States or Canada; (ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or Canada, including (A) changes in interest rates in the United States or Canada and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over the counter market operating in the United States or Canada; (iii) conditions (or changes in such conditions) in the industries in which the Target and its subsidiaries conduct business; (iv) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or Canada; (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or Canada; (vi) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof); (vii) the announcement of the Acquisition Documentation or the pendency or consummation of the transactions contemplated thereby, including any adverse change in customer, supplier, distributor, employee or other business partner relationships including as a result of the identity of the Company (provided, however, that the exceptions in this clause (vii) shall not apply to any representation or warranty contained in Section 4.5 (or any portion thereof) of the Agreement and Plan of Merger to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of the Agreement and Plan of Merger or the performance or obligations or satisfaction of conditions under the Agreement and Plan of Merger); (viii) any actions taken or failure to take action, in each case, by the Company or any of its controlled affiliates, or to which the Company has approved, consented to or requested in writing; or compliance with the terms of, or the taking of any action required or specifically contemplated by, the Acquisition Documentation; or the failure to take any action prohibited by the Acquisition Documentation; (ix) changes in the Target’s stock price or the trading volume of the Target’s stock, in and of itself, or any failure by the Target to meet any internal or third party estimates of the Target’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); and (x) any legal proceedings made or brought by any of the current or former shareholders of the Target (on their own behalf or on behalf of the Target) against the Target or any of its officers or directors arising out of the acquisition or in connection with any other transactions contemplated by the Acquisition Documentation; except to the extent such changes directly or indirectly result from, arise out of, or are attributable or related to, any of the matters described in clauses (i) through (vi) above and disproportionately affect in a material respect the Target and its subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world or in the industries in which the Target and its subsidiaries conduct business (in which case, only to the extent of such disproportionate effects (if any) shall be taken into account when determining whether there has been, or is reasonably expected to be, a Target Material Adverse Effect).

5.           No Suspension in Trading. Trading in the Target’s common stock shall not have been suspended by the SEC or with respect to the Target, the NASDAQ National Market, or a suspension or limitation of trading generally in securities on the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market shall not have occurred.

6.           Financial Statements; Financial Performance.  At least 35 days prior to the Closing Date, we shall have received audited consolidated and consolidating financial statements of each of the Company and the Target for each of the three fiscal years immediately preceding the Acquisition and any appropriate unaudited financial statements (each of which shall have undergone a SAS 100 review) for any interim period or periods and all other recent, probable or pending acquisitions (including pro forma financial statements), all meeting the requirements of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), and all other accounting rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder applicable to a Form S-1 registration statement prepared in accordance with generally accepted accounting principles in the United States, subject, in the case of unaudited financial statements only, to the absence of footnote disclosure and year-end adjustments, and all such financial statements shall be satisfactory in form and substance to us.  Such financial statements shall show pro forma adjusted consolidated EBITDA of the Company and the Target after giving effect to the Transactions (calculated as earnings before interest, taxes and depreciation and amortization, excluding Target locations expected to be classified as discontinuted operations following the Acquisition, plus lost profits of Target due to remodels and Hurricane Irene, reductions in cost of goods sold, restaurant labor expenses and selling, general and administrative expenses reasonably expected to be realized within 12 months following the Acquisition, plus pro forma results of previously acquired businesses, transaction costs, pre-opening expenses and discontinued operations, in each case in amounts acceptable to us) for the most recent four-quarter period of not less than $220.0 million.  You shall have delivered to us projections in form and substance reasonably satisfactory to us (including the assumptions on which such projections are based) for you and the Target for fiscal years 2011 through and including 2016 (it being understood and agreed that, on or prior to the date hereof, you have provided to us copies of projections for you and the Target for fiscal years 2011 through and including 2016 and such projections are in form and substance reasonably satisfactory to us).

Exhibit A-2

7.           Performance of Obligations.  All costs, fees, expenses (including legal fees and expenses, title premiums, survey charges and recording taxes and fees) and other compensation and amounts contemplated by the Debt Financing Letters or otherwise payable to us, the Investors or any of our or their respective affiliates, shall have been paid to the extent due.  You shall have complied with all of your other covenants, agreements and obligations under the Debt Financing Letters, and the Debt Financing Letters shall be in full force and effect.  All of your representations and warranties in the Debt Financing Letters shall be true and correct on the date hereof and on the Closing Date.

8.           Customary Closing Documents.  All documents required to be delivered under the Definitive Debt Documents, including lien, litigation and tax searches, and customary legal opinions, corporate records and documents from public officials and officers’ certificates shall have been delivered. Without limiting the foregoing, you shall have delivered (a) at least five business days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and (b) a certificate from the chief financial officer of the Borrower in a customary form reasonably satisfactory to us certifying that the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions are solvent.

9.           Representations and Warranties.  The representations and warranties in the each of the Definitive Debt Documents shall be true and correct in all material respects (provided, that any representation and warranty that is qualified as to “materiality,” “material adverse effect” or similar language shall be true and correct in all respects (after giving effect to any such qualification therein).  No inaccuracy or breach of any representation or warranty with respect to the Target in the Acquisition Documentation shall entitle you (or your applicable affiliate) to terminate your (or its) obligations under the Acquisition Documentation or decline to consummate the Acquisition (including pursuant to clause (ii) of Annex I to the Agreement and Plan of Merger) (as determined without giving effect to any waiver, amendment or other modification thereto).

10.           Absence of Defaults.  There shall not exist (pro forma for the Transactions) any default or event of default under any of the Definitive Debt Documents.

11.           Absence of Legal Bar.  There shall be no legal bar to the incurrence of the Term Loans or the issuance of the Notes.

Exhibit A-3

12.           Perfected Security Interest. With respect to the Term Loans and the Notes, all actions necessary to establish that the administrative agent and the collateral agent, as applicable, will continue to have a perfected first priority (subject to the terms of the intercreditor agreement between the administrative agent and the collateral agent) security interest (subject to liens permitted under the Existing Debt Documents) in the collateral under the Existing Debt Documents shall have been taken.

13.           Prior Marketing of Notes and Term Loans.  We shall be satisfied that the Company has used its best efforts to cause (x) the Notes to be issued and sold prior to the Closing Date and (y) the Term Loans to be successfully syndicated prior to the Closing Date, which efforts shall include (a) providing to us (i) as soon as practicable and in no event later than 40 days prior to the Closing Date, a complete (as determined by us) initial draft of a Rule 144A confidential offering memorandum relating to the issuance of the Notes and a Confidential Information Memorandum relating to the syndication of the Term Loans, containing all financial statements and other data to be included therein (including all audited financial statements, all unaudited financial statements (each of which shall have undergone a SAS 100 review) and all appropriate pro forma financial statements) prepared in accordance with, or reconciled to, generally accepted accounting principles in the United States and prepared in accordance with Regulation S-X under the Securities Act, and all other data (including selected financial data) that would be required in a registered offering of the Notes on a Form S-1 registration statement and/or that would be necessary for us of the Notes to receive customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering of the Notes (collectively, the “Required Information”), and (ii) as soon as practicable and in no event later than 30 days prior to the Closing Date, a complete printed preliminary offering memorandum (the “Preliminary Offering Memorandum”) usable in a customary high-yield road show relating to the issuance of the Notes and a complete printed Confidential Information Memorandum usable in customary syndication efforts relating to the syndication of bank loans that contains all Required Information; and (b) the participation of senior management and representatives of the Company in the road show and the syndication efforts.  We shall have been offered a period of not less than 20 consecutive days after delivery of the Preliminary Offering Memorandum and the Confidential Information Memorandum to seek to place the Notes and syndicate the Term Loans (ending on the business day no later than the business day immediately prior to the Closing Date) (such period, the “Required Marketing Period”); provided that such period shall not include any day from and including November 21, 2011 through and including November 25, 2011; provided further, that the Required Marketing Period shall end on or before December 19, 2011 or shall commence on or after January 3, 2012.

Notwithstanding the foregoing, the Required Marketing Period shall be deemed not to have commenced, if prior to the completion of such 20 consecutive day period,  (A) the Company’s auditor shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Preliminary Offering Memorandum, (B) the financial statements included in the Preliminary Offering Memorandum would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 20 consecutive day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive day period, in which case the Required Marketing Period shall not be deemed to commence until the receipt of updated financial information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive day period, and (C) the Company shall have publicly announced any intention to restate any material financial information included in the Preliminary Offering Memorandum or that any such restatement is under consideration, in which case the Required Marketing Period shall be deemed not to commence unless and until such restatement has been completed or the Company has determined that no restatement shall be required.

Exhibit A-4

14.           Comfort Letter.  The independent accountants that have audited the financial statements contained in the Rule 144A confidential offering memorandum relating to the issuance of the Notes shall make available and have delivered to us, (i) no later than the delivery to us of the Preliminary Offering Memorandum in accordance with preceding paragraph, in a form they are prepared to execute, a draft, acceptable to us in our sole discretion  (including, without limitation, the items included in the “circle-up” and the degree of comfort provided with respect thereto), of a comfort letter prepared in accordance with the requirements of SAS 72 covering the financial statements and other data and information included and incorporated by reference in the confidential offering memorandum (the “Comfort Letter”), (ii) no later than the pricing of the Notes Offering, an executed copy of the Comfort Letter, and (iii) on the Closing Date, a customary “bring down” comfort letter satisfactory to us in our sole discretion.

Exhibit A-5